Exhibit 77C

ROYCE FOCUS TRUST, INC.

At the 2011 Annual Meeting of Stockholders held on September 22, 2011, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Patricia W. Chadwick	16,525,914	454,879
*Richard M. Galkin	16,544,888	435,905
**Stephen L. Isaacs	916,834	11,594
**David L. Meister	916,600	11,828

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class